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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549

                                    -------------

                                     Form 8-A\A

                             AMENDMENT NO. 1 TO FORM 8-A

                   FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                          National Semiconductor Corporation
                 ----------------------------------------------------
                (Exact name of registrant as specified in its charter)



                Delaware                                 95-2095071
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     (State of incorporation or organization)           (IRS Employer
                                                         Identification No.)



2900 Semiconductor Drive, P.O. Box 58090
Santa Clara, California                                 95052-8090
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   (Address of principal executive offices)              (Zip Code)



   Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class      Name of each exchange on which
      to be so registered      each class is to be registered
      --------------------     --------------------------------


Preferred Stock Purchase      New York Stock Exchange
Rights                        Pacific Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                 None
              ---------------------------------------------
                           (Title of Class)

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Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.


     On August 5, 1988, the Board of Directors of National Semiconductor Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.50 per share (the "Common Shares"), of the Company. The dividend was payable on August 19, 1988 ("Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.50 per share (the "Preferred Shares") of the Company at a price of $60.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.


     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share Certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificate") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that (i) any person or group

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of affiliated or associated persons becomes the beneficial owner of 30% or more of the outstanding Common Shares (unless such person first acquires 20% or more of the outstanding Common Shares by a purchase pursuant to a tender offer for all of the Common Shares for cash, which purchase increases such person's beneficial ownership to 85% or more of the outstanding Common Shares) or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 30% of more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Rights are redeemable at $.01 per Right at any time prior to acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares. The Rights will expire on August 8, 1998 (unless earlier redeemed). The First National Bank of Boston is the Rights Agent.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares


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occurring, in any such case, prior to the Distribution Date.


     The First Amendment to the Rights Agreement provides that the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of the Rights Agreement, as amended. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to Common Shares so issued or sold pursuant to the exercise of stock options or otherwise under any employee plan or arrangement, which plan or arrangement is existing as of the Distribution Date, or upon the exercise, conversion or exchange of any other securities issued by the Company on or prior to the Distribution Date, (b) shall, with respect to Common Shares so issued or sold by the Company upon exercise, conversion or exchange, in whole or in part, of any or all of the 6.5% Convertible Subordinated Notes due October 1, 2002 issued pursuant to that certain Indenture dated as of September 15, 1995 as may be amended from time-to-time, between the Company and The First National Bank of Boston, a national banking association, as Trustee, and (c) may, in any other case, if deemed necessary or appropriate by the Board of Directors of the Company, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Right Certificates shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificates would be issued, and (ii) no such Right Certificates shall be issued if, and to the extent that, appropriate adjustments shall otherwise have been made pursuant to the Rights Agreement, as amended, in lieu of the issuance thereof.


     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.


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     The Rights have certain antitakeover effects.  The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by its Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares as the Rights may be redeemed by the Company at $.01 per Right prior to such time.


     The Rights Agreement, dated as of August 8, 1988 between the Company and The First National Bank of Boston, as Rights Agent, specifying the terms of the Rights (which includes as exhibits the form of Certificate of Designation of the Series A Junior Participating Preferred Stock, form of Right Certificate and the Summary of Rights to Purchase Preferred Shares), is incorporated herein by reference as Exhibit 1. The foregoing description of the Rights is qualified by reference to such Exhibit 1.



     The First Amendment to the Rights Agreement, dated as of October 31, 1995 between the Company and The First National Bank of Boston, as Rights Agent, is incorporated herein by reference as Exhibit 2. The foregoing description of the Rights is qualified by reference to such Exhibit 2.



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Item 2.   EXHIBITS

     1. Rights Agreement, dated as of August 8, 1988, between National Semiconductor Corporation and The First National Bank of Boston, which includes the form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of the Common Stock or the tenth business day after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in any person or group becoming the beneficial owner of 20% or more of the Common Stock.


     2. First Amendment to the Rights Agreement, dated as of October 31, 1995 between the Company and The First National Bank of Boston.


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                                  SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      NATIONAL SEMICONDUCTOR CORPORATION


Dated: December 11, 1995              By:   /s/   JOHN M. CLARK III
                                         ---------------------------------
                                                John M. Clark III
                                                Senior Vice President, General
                                                Counsel and Secretary



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                                EXHIBIT INDEX


1. Rights Agreement, dated as of August 8, 1988, between National Semiconductor Corporation and The First National Bank of Boston, which includes the form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference from the Exhibits to Form 8-A filed August 9, 1988).


2. First Amendment to the Rights Agreement, dated as of October 31, 1995 between the Company and The First National Bank of Boston.